S 20012637

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street, Suite 650
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Denning **(415) 399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 13 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Denning & Company LLC

Annual Audit Report

December 31, 2019

OATH OR AFFIRMATION

I, **Paul Denning**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

See attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 20th day of February, 2020, by Paul Franklin Denning ________________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ATHENA MARIE BAROUXIS
Notary Public - California
Marin County
Commission # 2202306
My Comm. Expires Jun 23, 2021

(Seal)

Signature ____________________

re: Oath or Affirmation for Annual Audited Report

Denning & Company LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Denning & Company LLC's auditor since 2009.
Walnut Creek, California

March 9, 2020

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	1,409,426
Accounts receivable, net of allowance for bad debt		1,458,381
Due from officer		12,063
Prepaid expenses and other assets		136,230
Furniture and equipment, net of accumulated depreciation		75,000
Operating lease right-of-use asset		346,624
Total Assets	$	3,437,724

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	72,934
Accrued compensation		48,737
Accrued expenses		19,925
Reimbursement expense advances		22,350
Operating lease liability		376,638
Total Liabilities		540,584
Member's Equity		2,897,140
Total Liabilities and Member's Equity	$	3,437,724

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenue	
Investment banking fees	$ 2,021,238
Reimbursed client expenses	163,881
Interest income	2
Total Revenue	2,185,121
Expenses	
Compensation	1,728,210
Travel expense	347,615
Professional fees	169,099
Rent	131,806
Marketing	115,886
Bad debt expense	50,235
Regulatory fees	23,132
Telephone	19,856
Other operating expenses	184,214
Total Expenses	2,770,053
Net Loss	$ (584,932)

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

January 1, 2019	$ 4,547,072
Distributions	(1,065,000)
Net loss	(584,932)
December 31, 2019	$ 2,897,140

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net loss	$ (584,932)
Amortization of operating lease right-of-use asset	110,422
Bad debt	50,235
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	2,601,513
Other receivables	12,473
Due from officer	(2,283)
Prepaid expenses and other assets	25,057
Increase (decrease) in:	
Accounts payable	(38,581)
Accrued compensation	7,426
Accrued expenses	4,155
Reimbursement expense advances	22,350
Deferred rent	(32,769)
Operating lease liability	(80,408)
Net Cash Provided by Operating Activities	2,094,658
Cash Flows from Financing Activities	
Distributions	(1,065,000)
Net Cash Used in Financing Activities	(1,065,000)
Net Increase in Cash and Cash Equivalents	1,029,658
Cash at beginning of year	379,768
Cash at End of Year	$ 1,409,426

Supplemental Disclosure of Non-Cash Investing & Financing Activity	
Increase in operating lease right-of-use asset	
and operating lease liability at the adoption of ASU 2016-02	$ 457,046

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2019

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions may also affect the disclosure of contingent assets and liabilities at the date of the financial statements, and affect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2019.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. At December 31, 2019, there was an allowance for doubtful accounts of $50,235.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset. Artwork is a non-depreciable asset carried at cost and evaluated for impairment.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of December 31, 2019, there were no finance leases.

Income Taxes
The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

3. New Accounting Pronouncements

Recently Adopted Accounting Guidance

ASU 2016-02 Leases (Topic 842) ("ASU 2016-02")
Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to deferred rent. As a result, there was no beginning balance effect on retained earnings for the year ended December 31, 2019.

See Note 9 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

4. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. The Company planned to make contributions of $35,638, which was included in accrued compensation on the Statement of Financial Condition as of December 31, 2019.

5. Furniture and Equipment

Furniture and equipment as of December 31, 2019	
Computer equipment	$ 7,650
Equipment	24,556
Furniture	53,597
Artwork	75,000
Total furniture and equipment	160,803
Accumulated depreciation	(85,803)
Total net furniture and equipment	$ 75,000

6. Risk Concentration

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2019, the Company's uninsured cash balance totaled $1,159,426.

For the year ended December 31, 2019, 87% of investment banking fees were earned from one client. At December 31, 2019, 91% of accounts receivable was due from one client.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $1,215,466, which exceeded the requirement by $1,202,535.

8. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Disaggregation of Revenue
The following table presents the Company's revenues separated between revenues from contracts with customers by business activity for the year ended December 31, 2019:

Revenue from contracts with customers	
Investment banking fees – success fees	$ 1,664,187
Investment banking fees – retainers fees	357,051
Reimbursed expense income	163,881
Total revenue from contracts with customers	$ 2,185,119

8. Revenues from Contracts with Customers (continued)

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition differs from the timing of customer payments as the Company receives a portion of the success fees on the transaction closing date, and it receives the remainder of the success fees thereafter in installments and may accrue interest. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $4,110,129 and $1,458,381 as of January 1, 2019 and December 31, 2019 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of January 1, 2019 and December 31, 2019.

Contract Costs
The Company receives advances from customers for investment banking advisory related expenses. As expenses are incurred, the Company recognizes reimbursable expenses in their respective expense category on the Statement of Operations and reimbursed client expense income. For the year ended December 31, 2019, reimbursed client expenses were $163,881. As of December 31, 2019, there was $22,350 of reimbursement expense advances.

9. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2019, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

9. Lease (continued)

The Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on August 1, 2018 and expires on October 31, 2022. For the year ended December 31, 2019, information pertaining to the lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset obtained in exchange for operating lease obligation at adoption of ASU 2016-02 on January 1, 2019	$ 457,046
Amortization of ROU asset	(110,422)
Operating lease ROU asset as of December 31, 2019	$ 346,624
Payments made on operating lease	$ 131,561
Total operating lease cost included in rent on the Statement of Operations	$ 131,806
Remaining lease term	34 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2020	$ 138,598
2021	142,756
2022	122,109
Total lease payments	403,463
Less discount	(26,825)
Total operating lease liability	$ 376,638

10. Subsequent Events

The Company has evaluated subsequent events through March 9, 2020, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act

Denning & Company LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net Capital		
Total member's equity	$	2,897,140
Less: Non-allowable assets		
Accounts receivable, net of allowance for bad debt		1,458,381
Due from officer		12,063
Prepaid expenses and other assets		136,230
Furniture and equipment, net of accumulated depreciation		75,000
Total non-allowable assets		1,681,674
Net Capital		1,215,466
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $193,960 or $5,000, whichever is greater		12,931
Excess Net Capital	$	1,202,535

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2019)

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2019	$	1,223,039
Decrease in equity		(54,997)
Decrease in non-allowable assets		47,424
Net Capital per above computation		1,215,466

Denning & Company LLC
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Denning & Company LLC (the "Company") described that it does not fit one of the exemption provisions, but claimed an exemption from 17 C.F.R. §240.15c3-3 based on reliance on footnote 74 to SEC Release 34-70073, and as discussed in the Q & A 8 of the related FAQ issued by the SEC staff (the "exemption") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 9, 2020

DENNING & COMPANY LLC
Private Equity Advisory

SEA Rule 15c3-3 Exemption Report

March 5, 2020

I, Paul F. Denning, Chief Executive Officer of Denning and Company, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in private placement of securities and does not hold customer funds or securities.

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year as of December 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Paul F. Denning
Chief Executive Officer

150 California Street, Suite 650 • San Francisco, CA 94111
Tel: 415.399.3939 • Fax: 415.399.3942
Member FINRA

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Member of
Denning & Company LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Denning & Company LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter + Associates LLP

Walnut Creek, California

March 9, 2020

Edited

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2760**********************MIXED AADC 220
53532 FINRA DEC
DENNING & COMPANY LLC
150 CALIFORNIA ST STE 650
SAN FRANCISCO, CA 94111-4529

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3032

B. Less payment made with SIPC-6 filed (exclude interest) (304)

____
Date Paid

C. Less prior overpayment applied (11,077)

D. Assessment balance due or (overpayment) (8,349.00)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(-) (8,349)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(8,349.00) ✓

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DENNING & COMPANY
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of January, 20 20.

CEO / FOUNDER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/24/20 Postmarked — JAN 31 2020 Received — 2/7/20 Reviewed — Edited for your Records.

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,185,121

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

~~(3) Net loss from principal transactions in commodities in trading accounts.~~ ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed Expenses — 143,883

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 163,883.

2d. SIPC Net Operating Revenues — $ 2,021,238

2e. General Assessment @ .0015 — $ 3032

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